# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The E.W. Scripps Company, CIK 0000832428
CUSIP: 811054402
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0001971213-25-000079
Filed by CIK 0001971213
Persons authorized to receive notices and communications: Narinder K. Sahai, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500

## Reporting persons
- Sinclair, Inc. (CIK 0001971213): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,625,401; shared voting power 0; sole dispositive power 7,625,401; shared dispositive power 0; aggregate amount beneficially owned 7,625,401 (9.9% of the class)
  Comment: The percent of class beneficially owned by the Reporting Person was calculated based on 76,869,408 shares of Class A Common Stock, par value $0.01 per share, outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: The E.W. Scripps Company
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D initially filed on November 17, 2025 and is filed to report an increase in the beneficial ownership of shares of Class A common stock, $0.01 par value per share (the "Class A Common Stock"), of The E.W. Scripps Company (the "Issuer") held by Sinclair, Inc. (the "Reporting Person") and the transactions by the Reporting Person in the Class A Common Stock of the Issuer as set forth on Schedule A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of November 17, 2025, as reflected in this Amendment No. 1, the Reporting Person owned an aggregate of 7,625,401 shares of Class A Common Stock (the "Subject Shares"). The Subject Shares were acquired using surplus capital for aggregate consideration, including brokerage commissions, of approximately $21,208,263.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 7,625,401 shares of Class A Common Stock of the Issuer, which represents approximately 9.9% of the outstanding Class A Common Stock of the Issuer. The percent of class beneficially owned by the Reporting Person was calculated based on 76,869,408 shares of Class A Common Stock outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over an aggregate of 7,625,401 shares of Class A Common Stock of the Issuer. The Reporting Person's shares of Class A Common Stock currently represent approximately 9.9% of the voting power of Issuer's outstanding Class A Common Stock.
Transactions in the class effected during the past sixty days: During the 60 days prior to the filing of this Amendment No. 1, in addition to the transactions set forth on Schedule B to Schedule 13D initially filed on November 17, 2025, the Reporting Person effected the open market transactions in the Class A Common Stock of the Issuer as set forth on Schedule A hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Schedule A

## Signatures
- Sinclair, Inc.: Narinder K. Sahai, Narinder K. Sahai/Chief Financial Officer (11/19/2025)